May 14, 2013

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 5 to the Trust's Registration Statement on Form N-1A (the "Amendment").  The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933.  The main purpose of this filing is to respond to SEC staff comments with respect to The Gold Bullion Strategy Fund’s Rule 485(a) filing and provide other completing information in the Prospectus and Statement of Additional Information.  We believe that this Amendment does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Thompson Hine LLP

735815.1